SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)

EMERGE ENERGY SERVICES LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

29102H 108

(CUSIP Number)

DECEMBER 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29102H 108		SCHEDULE 13G

1	Names of Reporting Persons Insight Equity Management Company LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 7,168,545

	7	Sole Dispositive Power

	8	Shared Dispositive Power 7,168,545

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,168,545

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 30.2%

12	Type of Reporting Person (See Instructions) IA, OO (limited liability company)

CUSIP No.: 29102H 108		SCHEDULE 13G

1	Names of Reporting Persons Insight Equity I GP LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 7,168,545

	7	Sole Dispositive Power

	8	Shared Dispositive Power 7,168,545

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,168,545

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 30.2%

12	Type of Reporting Person (See Instructions) PN

CUSIP No.: 29102H 108		SCHEDULE 13G

1	Names of Reporting Persons Insight Equity I LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 7,168,545

	7	Sole Dispositive Power

	8	Shared Dispositive Power 7,168,545

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,168,545

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 30.2%

12	Type of Reporting Person (See Instructions) PN

CUSIP No.: 29102H 108		SCHEDULE 13G

1	Names of Reporting Persons Superior Silica Resources LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 6,467,122

	7	Sole Dispositive Power

	8	Shared Dispositive Power 6,467,122

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,467,122

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 27.3%

12	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No.: 29102H 108		SCHEDULE 13G

1	Names of Reporting Persons Ted W. Beneski

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 590,896 (1)

	6	Shared Voting Power 7,168,545 (1)

	7	Sole Dispositive Power 590,896 (1)

	8	Shared Dispositive Power 7,168,545 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,759,441(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 32.7%

12	Type of Reporting Person (See Instructions) IN

(1)         Represents (a) 563,374 common units representing limited partner interests (“Common Units”) held directly by Mr. Beneski, (b) 27,522 Common Units held by family trusts of which Mr. Beneski is the sole trustee and which Mr. Beneski may be deemed to indirectly beneficially own and (c) 7,168,545 Common Units held directly by Superior Silica Resources LLC (“SSR”) and AEC Resources LLC (“AEC”).  Insight Equity Management Company LLC (“Insight Equity”) is the investment manager to Insight Equity GP I LP (“GP”) and GP is the general partner of Insight Equity I LP (“Fund I”).  SSR and AEC are each indirect subsidiaries of Fund I. As such Insight Equity and GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski and Victor L. Vescovo are the controlling equity owners of Insight Equity and GP and as such may be deemed to indirectly beneficially own the securities held by SSR and AEC.

CUSIP No.: 29102H 108		SCHEDULE 13G

1	Names of Reporting Persons Victor L. Vescovo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 129,752(1)

	6	Shared Voting Power 7,168,545 (1)

	7	Sole Dispositive Power 129,752(1)

	8	Shared Dispositive Power 7,168,545 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,298,297(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 30.8%

12	Type of Reporting Person (See Instructions) IN

(1)         Represents 129,752 common units representing limited partner interests (“Common Units”) held directly by Mr. Vescovo and 7,168,545 Common Units held directly by Superior Silica Resources LLC (“SSR”) and AEC Resources LLC (“AEC”).  Insight Equity Management Company LLC (“Insight Equity”) is the investment manager to Insight Equity GP I LP (“GP”) and GP is the general partner of Insight Equity I LP (“Fund I”).  SSR and AEC are each indirect subsidiaries of Fund I. As such Insight Equity and GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC. Mr. Beneski and Victor L. Vescovo are the controlling equity owners of Insight Equity and GP and as such may be deemed to indirectly beneficially own the securities held by SSR and AEC.

CUSIP No.: 29102H 108	SCHEDULE 13G

Item 1(a).	Name of Issuer: Emerge Energy Services LP
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1400 CIVIC PLACE, SUITE 250 SOUTHLAKE, TEXAS 76092

Item 2(a).	Name of Person(s) Filing:
	Insight Equity Management Company LLC	(“Insight Equity”)
	Insight Equity GP I, LP	(“Insight GP”)
	Insight Equity I LP	(“Insight Fund I”)
	Superior Silica Resources LLC	(“SSR”)
	Ted W. Beneski	(“Mr. Beneski”)
	Victor L. Vescovo	(“Mr. Vescovo”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:

Principal business office for Insight Equity, Insight GP, Insight Fund I, SSR and each of Messrs. Beneski and Vescovo:

1400 CIVIC PLACE, SUITE 250

SOUTHLAKE, TEXAS 76092

Item 2(c).	Citizenship or Place of Organization:
	Insight Equity Management Company LLC	Delaware
	Insight Equity GP I, LP	Delaware
	Insight Equity I LP	Delaware
	Superior Silica Resources LLC	Delaware
	Ted W. Beneski	United States
	Victor L. Vescovo	United States
Item 2(d).	Title of Class of Securities: Common units representing limited partner interests
Item 2(e).	CUSIP Number: 29102H 108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No.: 29102H 108	SCHEDULE 13G

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	SSR		Insight Equity, Insight GP, Insight Fund I		Mr. Beneski		Mr. Vescovo
(a) Amount beneficially owned:	6,467,122		7,168,545	(1),(2)	7,759,441	(2),(4)	7,298,297	(2),(5)
(b) Percent of class:	27.3	%(3)	30.2	%(3)	32.7	%(3)	30.8	%(3)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:					590,896		129,752
(ii) Shared power to vote or to direct the vote:	6,467,122		7,168,545	(1),(2)	7,168,545	(2)	7,168,545	(2)
(iii) Sole power to dispose or to direct the disposition of:					590,896		129,752
(iv) Shared power to dispose or to direct the disposition of:	6,467,122		7,168,545	(1),(2)	7,168,545	(2)	7,168,545	(2)

(1)           Represents the common units representing limited partner interests (“Common Units”) held directly by SSR and AEC Resources LLC (“AEC”).  Insight Equity is the investment manager to GP and GP is the general partner of Insight Fund I.  SSR and AEC are each indirect subsidiaries of Insight Fund I. As such Insight Equity and GP have the shared power to vote and dispose of the Common Units held by SSR and AEC, and as such, may be deemed to indirectly beneficially own the securities held by SSR and AEC.

(2)           Messrs. Beneski and Vescovo are the controlling equity owners of Insight Equity and GP. Messrs. Beneski and Vescovo, by virtue of being controlling equity owners of Insight Equity and GP, may be deemed to indirectly beneficially own the securities held by SSR and AEC.

(3)         Based upon 23,718,961 Common Units outstanding as of October 31, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 7, 2014.

(4)         Represents (a) 563,374 Common Units held directly by Mr. Beneski, (b) 27,522 Common Units held by family trusts of which Mr. Beneski is the sole trustee and which Mr. Beneski may be deemed to indirectly beneficially own and (c) 7,168,545 Common Units held by Insight Fund I.

(5)         Represents 129,752 Common Units held directly by Mr. Vescovo and 7,168,545 Common Units held by Insight Fund I.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐  Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

Insight Equity Management Company LLC
a Delaware limited liability company

By:	/s/ Ted W. Beneski
Authorized Signatory

Insight Equity I GP, LP
a Delaware limited partnership
By:	Insight Equity Holdings I LLC, its general partner

By:	/s/ Ted W. Beneski
Authorized Signatory

Insight Equity I LP
a Delaware limited partnership
By:	Insight Equity GP I LP, its general partner
By:	Insight Equity Holdings I LLC, its general partner

By:	/s/ Ted W. Beneski
Authorized Signatory

Superior Silica Resources LLC
a Delaware limited liability company

By:	/s/ Ted W. Beneski
Authorized Signatory

Ted W. Beneski

By:	/s/ Ted W. Beneski
Ted W. Beneski

Victor L. Vescovo

By:	/s/ Victor L. Vescovo
Victor L. Vescovo